# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Commercial Vehicle Group, Inc., CIK 0001290900
CUSIP: 202608105
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, Ohio (OH), 43054
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001037389-18-000022
Filed by CIK 0001037389

## Reporting persons
- Renaissance Technologies LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,685,813; shared voting power 0; sole dispositive power 1,685,813; shared dispositive power 0; aggregate amount beneficially owned 1,685,813 (4.96% of the class)
- Renaissance Technologies Holdings Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,685,813; shared voting power 0; sole dispositive power 1,685,813; shared dispositive power 0; aggregate amount beneficially owned 1,685,813 (4.96% of the class)

## Item 1. Issuer
Name of issuer: Commercial Vehicle Group, Inc.
Address of issuer's principal executive offices: 7800 WALTON PARKWAY, NEW ALBANY, OH 43054

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by Renaissance Technologies LLC ("RTC") and Renaissance Technologies Holdings Corporation ("RTHC").
Address of principal business office or, if none, residence: 800 Third Avenue New York, New York 10022
Citizenship: RTC is a Delaware limited liability company, and RTHC is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1685813
Percent of class: 4.96
Sole power to vote or to direct the vote: 1685813
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1685813
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by RTC have the right to receive dividends and proceeds from the sale of the securities which are the subject of this report.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13G, and all amendments thereto, with respect to the shares of Common Stock, par value $.01 per share of Commercial Vehicle Group, Inc.

## Signatures
- Renaissance Technologies LLC: Brian Felczak, Chief Financial Officer (11/13/2025)
- Renaissance Technologies Holdings Corporation: Brian Felczak, Vice President (11/13/2025)